June 20, 2017

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:    The Allstate Corporation
Form 10-K for Fiscal Year Ended December 31, 2016
Filed on February 17, 2017
File Number: 1-11840

Dear Mr. Rosenberg:

This letter is being submitted in response to the comments set forth in your letter dated June 7, 2017 to Mr. Steven Shebik, Chief Financial Officer of The Allstate Corporation, with respect to the above-referenced filing.

For your convenience, we have set forth the comments in bold typeface, followed by our response.

Notes to Consolidated Financial Statements
Note 8. Reserve for Property-Liability Insurance Claims and Claims Expense, page 167

1.	We note from the tables you provided us in response to our prior comment in our April 26, 2017 letter that:

•	Duration for physical damage is substantially shorter than for liability.

•
Claim severity for liability is significantly higher than for physical damage. In addition, the percentage change in claim severity for an accident year as compared to a prior accident year for liability can differ significantly from that for physical damage. For example, there were significant drops in severity compared to the preceding year for liability in accident years 2014 and 2016 while physical damage experienced modest increases in severity for those accident years.

•
Development for liability can differ significantly from development for physical damage. For example, substantially all the development in 2016 appears to be related to liability, and development in 2015 for accident years 2013 and 2014 and in 2016 for accident year 2015 differs directionally (i.e. favorably versus unfavorably) for liability as compared to physical damage.

•
The percentage change in the amount of initial loss estimate for an accident year as compared to a prior accident year for liability can differ significantly from that for physical damage. For example, the initial loss estimate for accident year 2016 increased as compared to the initial loss estimate for accident year 2015 at a much smaller rate for liability than for physical damage.

Accordingly, it appears that the aggregation of physical damage and liability for auto insurance obscures meaningful trending information for investors and that differing settlement patterns and claim frequency and severity result in significantly different characteristics of the liability for unpaid claims and claim adjustment expenses. As a result we believe that these two lines of business should be disaggregated in the tables presenting incurred claims and cumulative paid claims under ASC 944-40-50-4H. Please confirm that you will present separate tables for physical damage and liability for auto insurance in future Forms 10-K.

In response to your request, we confirm that, beginning with our 2017 Form 10-K, we will present separate incurred and paid claim and claim adjustment expense development tables for our auto liability and physical damage coverages. We will continue providing claim frequency and severity statistics for the separate coverages, which can be useful to understand reserve activity, as an element of our discussion of operating results and trends in our Form 10-K.

If you have any questions regarding this response letter, please contact Eric Ferren, Senior Vice President, Controller and Chief Accounting Officer, at (847) 402-9281 or me at (847) 402-4454.

Very truly yours,

/s/ Steven E. Shebik

Steven E. Shebik
Executive Vice President and Chief Financial Officer

cc:     Eric K. Ferren, Senior Vice President, Controller and Chief Accounting Officer
Samuel H. Pilch, Senior Group Vice President
Lisa Vanjoske, Assistant Chief Accountant, Securities and Exchange Commission
Mark Brunhofer, Senior Staff Accountant, Securities and Exchange Commission